UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                 Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

List identifying information required to be furnished

by Diageo plc pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

1 – 30 September 2014

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Ms Mahlan and persons discharging managerial responsibility (‘PDMRs’) inform the Company of their interests therein.

PDMRs inform the Company of their interests in respect of the Diageo 2014 Long Term Incentive Plan (‘DLTIP’).

(5 September 2014)

Announcement Company announces lodgement of documents for inspection and result of AGM. (19 September 2014)
Announcement Company announces purchase of shares to be held in nominee accounts to satisfy grants made under employee share plans. (5 September 2014)

Announcement

Company notified of transactions in respect of the Company’s Performance Share Plan, Discretionary Incentive Plan and Diageo Executive Long term Incentive Plan and Mr Menezes, Ms Mahlan and PDMRs inform the Company of their interests therein.

(23 September 2014)

Announcement Company announces purchase of shares to be held in nominee accounts to satisfy grants made under employee share plans. (5 September 2014)	Announcement Mr Menezes and Ms Mahlan inform the Company of their interests in respect of the DLTIP. (25 September 2014)
Announcement Company issues revised segmental information for prior reporting periods. (9 September 2014)	Announcement Ms Manz informs the company of her beneficial interests. (26 September 2014)

Announcement

Company notified of transactions in respect of the Diageo Share Incentive Plan and Ms Mahlan and PDMRs inform the Company of their interests therein.

Dr Humer informs the Company of his beneficial interests.

(10 September 2014)

Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (29 September 2014)

Announcement

Messrs Blazquez, Cutter, Fennell and Mses Lambkin, Manz, Moriarty, Wood (‘PDMRs’) inform the Company of their beneficial interests under the company’s UK Sharesave Plan 2010.

(11 September 2014)

Announcement Company announces total voting rights. (30 September 2014)
Announcement Company announces purchase of own shares to be held in treasury to satisfy grants made under employee share plans. (30 September 2014)

TO: Regulatory Information Service

PR Newswire

RE: Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 4 September 2014 that:

  1. the director and Persons Discharging Managerial Responsibilities ("PDMRs") shown below, together with other eligible employees, were awarded ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") on 4 September 2014, under the Diageo Share Incentive Plan (the "SIP"), an Inland Revenue approved plan operated by Diageo Group companies for the benefit of employees of the Company and its subsidiaries:

Name of Director	No. of Ordinary Shares

D Mahlan	167

Name of PDMR	No. of Ordinary Shares

N Blazquez	167

A Fennell	167

C Lambkin	110

A Manz	167

S Moriarty	167

L Wood	167

The Ordinary Shares were awarded at no cost to Plan participants ("Freeshares"), to a value based on a percentage of the participant's salary on 30 June 2014 and the Company's profits for the financial year ended 30 June 2014, subject to a maximum per SIP participant of £3,000 in value per tax year. Freeshares are awarded annually and cannot normally be disposed of for a period of three years after the award date.

  2. the PDMRs shown below were granted the following options over Ordinary Shares or American Depositary Shares ("ADS")*, on 4 September 2014, under the Company's 2014 Long Term Incentive Plan, adopted by the Company on 30 July 2014 ("DLTIP"):

Name of PDMR	No. of Ordinary Shares

N Blazquez	74,105

D Cutter	47,539

A Fennell	62,220

S Fischer	28,190

C Lambkin	46,140

A Manz	34,060

S Moriarty	50,475

L Wood	48,937

No. of ADS

A Gavazzi	12,488

J Kennedy	12,488

S Saller	12,488

L Schwartz	13,466

Each option was granted at a price of £17.88 per Ordinary Share (or $120.11 per ADS) and is exercisable between 4 September 2017 and 3 September 2024, subject to the satisfaction of performance criteria.

  3. the PDMRs shown below were granted the following conditional awards over Ordinary Shares or ADS, on 4 September 2014, under the DLTIP:

Name of PDMR	No. of Ordinary Shares

N Blazquez	63,633

D Cutter	40,821

A Fennell	53,428

S Fischer	39,457

C Lambkin	39,621

A Manz	24,372

S Moriarty	43,343

L Wood	42,022

No. of ADS

A Gavazzi	10,763

J Kennedy	10,763

S Saller	10,763

L Schwartz	14,186

Each conditional award will vest in September 2017 subject to the satisfaction of performance criteria.

Each conditional award carries a right to receive, on vesting, an amount linked to dividends paid on the Ordinary Shares (or ADSs) subject to the conditional award.

  4. the PDMRs shown below acquired an interest over the following Ordinary Shares on 4 September 2014 by way of a one-off award under the DLTIP. There are performance conditions attached to the release of this award under the DLTIP, and the award will vest, subject to achievement of the performance conditions, as shown below.

Name of PDMR percentage	No. of Ordinary Shares	Maximum percentage vesting in 2017	Maximum vesting in 2018

N Blazquez	59,284	50%	50%

	No. of ADS

J Kennedy	9,990	50%	50%

As a result of the above awards of Ordinary Shares under the SIP the interests of those directors and PDMRs in the Company's Ordinary Shares and ADSs (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	No. of Ordinary Shares

D Mahlan	228,696

Name of PDMR	No. of Ordinary Shares

N Blazquez	68,603

A Fennell	65,221

C Lambkin	110

A Manz	21,376

S Moriarty	36,299

L Wood	2,579

The interests in the Company's Ordinary Shares and ADSs (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) of the remaining PDMRs are unchanged.

*1 ADS is the equivalent of 4 Ordinary Shares.

J Nicholls

Deputy Company Secretary

5 September 2014

RNS Number : 0114R

Diageo PLC

05 September 2014

05 September 2014

Diageo plc

Transaction in Own Shares

Diageo plc ('the Company') announces that on 04 September 2014 it purchased through Bank of America Merrill Lynch 268,568 ordinary shares at a price of 1819.5531 pence per share. The purchased shares will be held in the employee share nominee accounts for the purpose of satisfying share awards made under the Company's share incentive plan.

This information is provided by RNS

The company news service from the London Stock Exchange

END

POSQELFBZKFLBBE

RNS Number : 0149R

Diageo PLC

05 September 2014

05 September 2014

Diageo plc

Transaction in Own Shares

Diageo plc ('the Company') announces that on 05 September 2014 it purchased through Bank of America Merrill Lynch 28,661 ordinary shares at a price of 1814.7234 pence per share. The purchased shares will be held in the employee share nominee accounts for the purpose of satisfying share awards made under the Company's share incentive plan.

This information is provided by RNS

The company news service from the London Stock Exchange

END

POSDELFBZKFFBBQ

RNS Number : 1300R

Diageo PLC

09 September 2014

9 September 2014

Diageo issues revised segmental information for prior reporting periods

As announced on 30 July 2014, Diageo has made changes to management responsibilities. An assessment was subsequently made to determine how the business will be presented in its management reporting to the executive committee and this has led to a change in the reporting of the group's external geographic segments. For the year ending 30 June 2015 the following geographical segments will be reported:

• North America

• Europe

• Africa

• Latin America and Caribbean

• Asia Pacific

• Corporate

As a consequence of this change the figures for the geographical segments for prior periods have been restated.

Revised segmental information for the years ended 30 June 2014 and 30 June 2013 and the six month period ended 31 December 2013 is provided below.

Organic growth percentages by geographic segment for the year ended 30 June 2014 are also provided.

Volume

	Year ended 30 June 2014			Year ended 30 June 2013
	As reported units million	Reclass units million	Restated units million	As reported units million	Reclass units million	Restated units million
North America	49.3	-	49.3	53.6	-	53.6
Europe	-	44.6	44.6	-	45.4	45.4
Western Europe	33.0	(33.0)	-	33.6	(33.6)	-
Africa	-	24.4	24.4	-	26.1	26.1
Africa, Eastern Europe and Turkey	36.0	(36.0)	-	37.9	(37.9)	-
Latin America and Caribbean	23.0	-	23.0	23.3	-	23.3
Asia Pacific	14.8	-	14.8	15.8	-	15.8
	156.1	-	156.1	164.2	-	164.2

	Six months ended 31 Dec 2013
	As reported units million	Reclass units million	Restated units million
North America	26.5	-	26.5
Europe	-	24.3	24.3
Western Europe	17.7	(17.7)	-
Africa	-	12.8	12.8
Africa, Eastern Europe and Turkey	19.4	(19.4)	-
Latin America and Caribbean	12.5	-	12.5
Asia Pacific	8.2	-	8.2
	84.3	-	84.3

Sales

	Year ended 30 June 2014			Year ended 30 June 2013
	As reported £ million	Reclass £ million	Restated £ million	As reported £ million	Reclass £ million	Restated £ million
North America	3,915	-	3,915	4,262	-	4,262
Europe	-	4,935	4,935	-	5,074	5,074
Western Europe	3,644	(3,644)	-	3,669	(3,669)	-
Africa	-	1,846	1,846	-	2,014	2,014
Africa, Eastern Europe and Turkey	3,137	(3,137)	-	3,419	(3,419)	-
Latin America and Caribbean	1,404	-	1,404	1,741	-	1,741
Asia Pacific	1,801	-	1,801	2,109	-	2,109
Corporate	79	-	79	76	-	76
	13,980	-	13,980	15,276	-	15,276

	Six months ended 31 Dec 2013
	As reported £ million	Reclass £ million	Restated £ million
North America	2,149	-	2,149
Europe	-	2,707	2,707
Western Europe	1,970	(1,970)	-
Africa	-	1,002	1,002
Africa, Eastern Europe and Turkey	1,739	(1,739)	-
Latin America and Caribbean	1,102	-	1,102
Asia Pacific	1,012	-	1,012
Corporate	42	-	42
	8,014	-	8,014

Net sales

	Year ended 30 June 2014			Year ended 30 June 2013
	As reported £ million	Reclass £ million	Restated £ million	As reported £ million	Reclass £ million	Restated £ million
North America	3,444	-	3,444	3,723	-	3,723
Europe	-	2,814	2,814	-	2,915	2,915
Western Europe	2,169	(2,169)	-	2,203	(2,203)	-
Africa	-	1,430	1,430	-	1,564	1,564
Africa, Eastern Europe and Turkey	2,075	(2,075)	-	2,276	(2,276)	-
Latin America and Caribbean	1,144	-	1,144	1,453	-	1,453
Asia Pacific	1,347	-	1,347	1,572	-	1,572
Corporate	79	-	79	76	-	76
	10,258	-	10,258	11,303	-	11,303

	Six months ended 31 Dec 2013
	As reported £ million	Reclass £ million	Restated £ million
North America	1,904	-	1,904
Europe	-	1,560	1,560
Western Europe	1,179	(1,179)	-
Africa	-	774	774
Africa, Eastern Europe and Turkey	1,155	(1,155)	-
Latin America and Caribbean	900	-	900
Asia Pacific	752	-	752
Corporate	42	-	42
	5,932	-	5,932

Marketing spend

	Year ended 30 June 2014			Year ended 30 June 2013
	As reported £ million	Reclass £ million	Restated £ million	As reported £ million	Reclass £ million	Restated £ million
North America	540	-	540	581	-	581
Europe	-	413	413	-	431	431
Western Europe	323	(323)	-	328	(328)	-
Africa	-	152	152	-	162	162
Africa, Eastern Europe and Turkey	242	(242)	-	265	(265)	-
Latin America and Caribbean	203	-	203	233	-	233
Asia Pacific	305	-	305	356	-	356
Corporate	7	-	7	6	-	6
	1,620	-	1,620	1,769	-	1,769

	Six months ended 31 Dec 2013
	As reported £ million	Reclass £ million	Restated £ million
North America	293	-	293
Europe	-	231	231
Western Europe	177	(177)	-
Africa	-	81	81
Africa, Eastern Europe and Turkey	135	(135)	-
Latin America and Caribbean	123	-	123
Asia Pacific	170	-	170
Corporate	5	-	5
	903	-	903

Operating profit before exceptional items

	Year ended 30 June 2014			Year ended 30 June 2013
	As reported £ million	Reclass £ million	Restated £ million	As reported £ million	Reclass £ million	Restated £ million
North America	1,460	-	1,460	1,478	-	1,478
Europe	-	853	853	-	903	903
Western Europe	639	(639)	-	650	(650)	-
Africa	-	340	340	-	400	400
Africa, Eastern Europe and Turkey	554	(554)	-	653	(653)	-
Latin America and Caribbean	328	-	328	468	-	468
Asia Pacific	283	-	283	381	-	381
Corporate	(130)	-	(130)	(151)	-	(151)
	3,134	-	3,134	3,479	-	3,479

	Six months ended 31 Dec 2013
	As reported £ million	Reclass £ million	Restated £ million
North America	851	-	851
Europe	-	509	509
Western Europe	370	(370)	-
Africa	-	188	188
Africa, Eastern Europe and Turkey	327	(327)	-
Latin America and Caribbean	386	-	386
Asia Pacific	193	-	193
Corporate	(67)	-	(67)
	2,060	-	2,060

Organic growth for the year ended 30 June 2014

	Volume		Sales		Net sales
Increase/(decrease)	As reported	Restated	As reported	Restated	As reported	Restated
	%	%	%	%	%	%
North America	(1)	(1)	3	3	3	3
Europe	-	(1)	-	2	-	1
Western Europe	Flat	-	1	-	Flat	-
Africa	-	(6)	-	Flat	-	Flat
Africa, Eastern Europe and Turkey	(5)	-	3	-	1	-
Latin America and Caribbean	(1)	(1)	5	5	2	2
Asia Pacific	(5)	(5)	(7)	(7)	(7)	(7)
Corporate	n/a	n/a	4	4	4	4
Total	(2)	(2)	1	1	Flat	Flat

	Marketing spend		Operating profit*
Increase/(decrease)	As reported	Restated	As reported	Restated
	%	%	%	%
North America	2	2	8	8
Europe	-	(1)	-	1
Western Europe	Flat	-	Flat	-
Africa	-	3	-	(2)
Africa, Eastern Europe and Turkey	1	-	Flat	-
Latin America and Caribbean	1	1	3	3
Asia Pacific	(7)	(7)	(13)	(13)
Corporate	17	17	13	13
Total	(1)	(1)	3	3

* Operating profit before exceptional items

The reported figures are those reported in the press release dated 31 July 2014.

Net sales are after deducting excise duties. See the company's 2014 UK annual report and annual report on Form 20-F for the year ended 30 June 2014 filed with the US Securities and Exchange Commission (SEC) for an explanation of organic movement calculations and further definitions, disclosures and information.

Contacts

Investor enquiries to: Catherine James +44 (0) 20 8978 2272

Pier Falcione +44 (0) 20 8978 4838
Angela Ryker Gallagher +44 (0) 20 8978 4911
Colette Wright +44 (0) 20 8978 1380
investor.relations@diageo.com
Media enquiries to: James Crampton +44 (0) 20 8978 4613
Victoria Ward +44 (0) 20 8978 4353
press.office@diageo.com

Editor notes

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits, beer and wine categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere.

Important information

This announcement is not intended to and does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities in any jurisdiction.

The release, publication or distribution of this announcement in certain jurisdictions may be restrict by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should observe any applicable requirements. This announcement has been prepared for the purpose of complying with the laws of the United Kingdom and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCEAKNPELXLEFF

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

  1. It received notification on 10 September 2014 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 September 2014 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

D Mahlan	11

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 September 2014 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	11

S Moriarty	11

L Wood	10

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £18.31.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

  2. It received notification on 10 September 2014 that Dr FB Humer, a director of the Company, had purchased 453 Ordinary Shares on 10 September 2014 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £18.31.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	54,571

D Mahlan	228,707 (of which 137,249 are held as
ADS)*

Name of PDMR	Number of Ordinary Shares

N Blazquez	68,614

S Moriarty	36,310

L Wood	2,589

C Matthews

Assistant Secretary

10 September 2014

*1 ADS is the equivalent of 4 Ordinary Shares.

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF

THE DISCLOSURE RULES

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 11 September 2014 that the following Persons Discharging Managerial Responsibility ("PDMR") named below were granted options to subscribe for ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Company's UK Sharesave Plan 2010 on 11 September 2014, namely:

Name of PDMR	No. of Ordinary Shares	Dates Option Exercisable between

N Blazquez	215	01 December 2019 to 31 May 2020

D Cutter	1,077	01 December 2019 to 31 May 2020

A Fennell	640	01 December 2017 to 31 May 2018

C Lambkin	640	01 December 2017 to 31 May 2018

A Manz	563	01 December 2017 to 31 May 2018

S Moriarty	640	01 December 2017 to 31 May 2018

L Wood	646	01 December 2017 to 31 May 2020

Each option has been granted at a price of £14.06 per Ordinary Share.

As a result of the above transactions the interests of PDMRs in the Company's Ordinary Shares and ADSs (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are unchanged.

J Nicholls

Deputy Company Secretary

11 September 2014

RNS Number : 1519S

Diageo PLC

19 September 2014

NOT FOR DISTRIBUTION OR TRANSMISSION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES

PUBLICATION OF FINAL TERMS

The Final Terms dated 19 September 2014 relating to the issuance by Diageo Finance PLC of (i) €500,000,000 1.750 per cent. Notes due September 2024 and (ii) a tap issuance of €500,000,000 1.125 per cent. Notes due May 2019 (the "Notes") and guaranteed by Diageo PLC, have been submitted to the UK Listing Authority and are available for viewing.

The Notes have been issued under the Debt Issuance Programme established by Diageo PLC, Diageo Finance PLC and Diageo Capital B.V..

To view the full document, please paste the following URL into the address bar of the browser:

http://www.rns-pdf.londonstockexchange.com/rns/1519S_-2014-9-19.pdf

http://www.rns-pdf.londonstockexchange.com/rns/1519S_1-2014-9-19.pdf

CONTACTS

Investor enquiries to:	Colette Wright	+44 (0) 20 8978 1380

investor.relations@diageo.com

Media enquiries to:	Clemmie Raynsford	+44 (0) 20 8978 6168

	Victoria Ward	+44 (0) 20 8978 4353

press.office@diageo.com

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the base prospectus dated 9 May 2014 (the "Prospectus")) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

The Notes offered by the Prospectus and the Final Terms have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), or any relevant securities laws of any state of the United States and are subject to U.S. tax law requirements. Subject to certain exceptions, the Notes may not be offered, sold or delivered in the United States, as defined in Regulation S under the Securities Act. The Prospectus may not be accessed from, or transmitted in or into, the United States.

END

EDITOR NOTES

Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits, beer and wine categories. These brands include Johnnie Walker, Crown Royal, JεB, Buchanan's, Windsor and Bushmills whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO). For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com, for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere

This information is provided by RNS

The company news service from the London Stock Exchange

END

PDIBDGDCRGBBGSC

TO:	Regulatory Information Service

PR Newswire

RE:	CHAPTER 9 PARAGRAPHS 9.6.3(1) and 9.6.18 OF

THE LISTING RULES

Diageo plc (the "Company") announces that:

  1. in accordance with Listing Rule 9.6.3(1), copies of the resolutions (other than those resolutions comprising ordinary business) passed by the Company at its Annual General Meeting (`AGM') held on 18 September 2014 have been uploaded to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do

  2. voting on the resolutions put to the Company's AGM was as follows (all the resolutions were passed):

RESOLUTION	VOTES FOR	%*	VOTES AGAINST	%*	VOTES WITHELD

1) Report and Accounts	1,687,654,417	98.85%	19,579,184	1.15%	18,196,765

2) Directors Remuneration Report	1,643,966,601	97.01%	50,619,135	2.99%	30,844,578

3) Directors Remuneration policy**	1,663,866,061	97.47%	43,275,688	2.53%	18,288,488

4) Declaration of final dividend	1,720,749,983	99.97%	447,317	0.03%	4,232,873

5) Re-election of P B Bruzelius	1,684,816,956	98.63%	23,416,625	1.37%	17,196,152

6) Re-election of L M Danon	1,714,008,749	99.59%	7,000,260	0.41%	4,421,226

7) Re-election of Lord Davies	1,711,595,642	99.45%	9,421,755	0.55%	4,412,838

8) Re-election of Ho KwonPing	1,643,743,598	95.52%	77,142,639	4.48%	4,543,998

9) Re-election of B D Holden	1,708,478,204	99.27%	12,530,159	0.73%	4,421,949

10) Re-election of Dr F B Humer	1,713,538,330	99.57%	7,477,896	0.43%	4,414,091

11) Re-election of D Mahlan	1,714,384,207	99.61%	6,640,510	0.39%	4,405,595

12) Re-election of I Menezes	1,720,266,183	99.96%	759,321	0.04%	4,405,258

13) Re-election of P G Scott	1,715,430,491	99.68%	5,584,871	0.32%	4,405,581

14) Election of N S Mendelsohn	1,715,345,952	99.67%	5,624,051	0.33%	4,460,109

15) Election of A J H Stewart	1,715,402,733	99.68%	5,572,772	0.32%	4,449,564

16) Re-appointment of Auditor	1,697,179,543	99.51%	8,310,998	0.49%	19,939,741

17) Remuneration of auditor	1,716,683,937	99.83%	2,881,832	0.17%	5,864,465

18) Authority to allot shares	1,682,592,630	97.84%	37,072,189	2.16%	5,765,135

19) Disapplication of pre-emption rights	1,690,332,494	98.30%	29,264,613	1.70%	5,833,210

20) Authority to purchase own ordinary shares	1,719,468,050	99.91%	1,486,477	0.09%	4,474,513

21) Authority to make political donations and/or to incur political expenditure in the EU**	1,672,041,493	97.25%	47,250,741	2.75%	6,137,190

22) Adoption of the Diageo 2014 long term Incentive Plan**	1,636,407,308	96.79%	54,236,833	3.21%	34,784,853

V Cooper

Senior Company Secretarial Assistant

19 September 2014

Notes

*As a percentage of the aggregate of votes For plus votes Against (excluding votes Withheld).

**Resolutions other than those concerning ordinary business.

TO:	Regulatory Information Service
PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 23 September 2014 that on 22 September 2014:

1.	the Company released ordinary shares of 28 101/108 pence each in the Company (“Ordinary Shares”) and American Depositary Shares (“ADSs”)* to the following directors and persons discharging managerial responsibility (“PDMRs”) under the Company’s 2008 Performance Share Plan (“PSP”). The awards were made on 22 September 2011 and vested at a level of 55%. Also released were the Ordinary Shares and ADSs that were accrued in respect of notional dividends under the PSP during the period. The balance of each award has lapsed.

Name of Director	Number of Ordinary Shares released	Number of Ordinary Shares in respect of notional dividend	Number of Ordinary Shares sold#	Balance of Ordinary retained and beneficially owned
D Mahlan	87,765	7,607	44,912	50,460
Name of Director	Number of ADS released	Number of ADS in respect of notional dividend	Number of ADS sold#	Balance of ADS retained and beneficially owned
I Menezes	23,221	1,981	12,380	12,822
Name of PDMR	Number of Ordinary Shares released	Number of Ordinary Shares in respect of notional dividend	Number of Ordinary Shares sold#	Balance of Ordinary Shares retained and beneficially owned
N Blazquez	37,387	3,240	19,139	21,488
D Cutter	5,342	463	2,775	3,030
A Fennell	42,127	3,651	21,565	24,213
S Fischer	4,231	366	922	3,675
A Gavazzi	5,603	485	2,561	3,527
A Manz	3,931	340	821	3,450
S Moriarty	3,943	341	2,019	2,265
L Wood	3,276	283	1,677	1,882
Name of PDMR	Number of ADS released	Number of ADS in respect of notional dividend	Number of ADS shares sold#	Balance of ADS shares retained and beneficially owned
J Kennedy	1,637	139	867	909
S Saller	1,789	152	947	994
L Schwartz	9,881	843	5,543	5,181

The Ordinary Shares were sold at a price per share of £18.16 and the ADSs were sold a price per ADS of $118.41.

2.	the Company released Ordinary Shares and ADSs to the following Director and PDMRs in respect of awards made under the Company’s Discretionary Incentive Plan (“DIP”).

Name of Director	Grant Date	Number of ADS released	Number of ADS sold#	Balance of ADS retained and beneficially owned
I Menezes	22 Sep 2011	10,994	5,403	5,591
	28 Dec 2011	3,212	1,578	1,634
Name of PDMR		Number of Ordinary Shares released	Number of Ordinary Shares sold#	Balance of Ordinary Shares retained and beneficially owned
N Blazquez	22 Sep 2011	10,806	5,092	5,714
Name of PDMR		Number of ADS released	Number of ADS sold#	Balance of ADS retained and beneficially owned
A Gavazzi	20 Sep 2010	1,699	715	984
S Saller	20 Sep 2010	3,484	1,700	1,784

3.	the Company released Ordinary Shares and ADSs to the following PDMRs under the Diageo Executive Long Term Incentive Plan (“DELTIP”). The awards were made on 22 September 2011 in the form of restricted stock units (“RSUs”).

Name of PDMR	Number of Ordinary Shares released	Number of Ordinary Shares sold#	Balance of Ordinary Shares retained and beneficially owned
D Cutter	8,471	4,050	4,421
S Fischer	5,869	1,177	4,692
A Gavazzi	4,603	1,936	2,667
A Manz	2,922	562	2,360
S Moriarty	4,717	2,223	2,494
L Wood	4,545	2,142	2,403
Name of PDMR	Number of ADS released	Number of ADS sold#	Balance of ADS retained and beneficially owned
J Kennedy	3,221	1,571	1,650
S Saller	754	368	386

As a result of the above transactions the interests of the directors and PDMRs in the Company's Ordinary Shares and ADS’s (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company’s Employee Benefit Trusts) are as follows:

Name of Director	No. of Ordinary Shares
D Mahlan	279,167 (of which 137,249 are held as ADS)
I Menezes	714,994 (of which 621,996 are held as ADS)
Name of PDMR	No. of Ordinary Shares
N Blazquez	95,816
D Cutter	12,934
A Fennell	89,434
S Fischer	9,457
A Gavazzi	62,387 (of which 34,704 are held as ADS)
J Kennedy	49,094 (of which 44,498 are held as ADS)**
A Manz	27,186
S Moriarty	41,069
L Wood	6,874
Name of PDMR	No. of ADS*
S Saller	17,447
L Schwartz	31,223***

V Cooper

Senior Company Secretarial Assistant

23 September 2014

*1 ADS is the equivalent of 4 Ordinary Shares.

** The above interests for J Kennedy include 33 additional ADSs following his annual validation of his 401K account.

*** The above interests for L Schwartz’s include 208 additional ADSs following his annual validation of his 401K account.

# Ordinary Shares/ADS have been sold to meet the requirement to reimburse the Company for PAYE tax and National Insurance/social security liabilities on awards released under the PSP, DIP and also the DELTIP.

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notifications listed below were received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 25 September 2014 that:

  1. the directors shown below were granted the following options over ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") or American Depositary Shares ("ADS")*, on 25 September 2014, under the Company's Diageo 2014 Long Term Incentive Plan, approved by shareholders on 18 September 2014 ("DLTIP"):

Name of Director	No. of Ordinary Shares

D Mahlan	140,590
No. of ADSs
I Menezes	45,447

Each option was granted at a price of £17.96 per Ordinary Share (or $117.55 per ADS) and is exercisable between 25 September 2017 and 24 September 2024, subject to the satisfaction of performance criteria.

  2. the directors shown below were granted the following conditional awards over Ordinary Shares or ADS, on 25 September 2014, under the DLTIP:

Name of Director	No. of Ordinary Shares

D Mahlan	140,590
No. of ADSs
I Menezes	45,447

Each conditional award will vest in September 2017 subject to the satisfaction of performance criteria.

Each conditional award carries a right to receive, on vesting, an amount linked to dividends paid on the Ordinary Shares (or ADSs) subject to the conditional award.

The Ordinary Shares and ADSs received on the exercise of each option/vesting of each conditional award are subject to a retention period of two years during which time the director may not normally transfer, assign or otherwise dispose of the Ordinary Shares or ADSs.

As a result of the above grants and awards the interests in the Company's Ordinary Shares and ADSs (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) of the directors are unchanged.

V Cooper

Senior Company Secretarial Assistant

25 September 2014

*1 ADS is the equivalent of 4 Ordinary Shares.

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 25 September 2014 that Anna Manz, a person discharging managerial responsibility ("PDMR"), sold, on 25 September 2014, 5,810 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") at a price per Ordinary Share of £ 18.04.

As a result of the above transaction, Ms Manz interests in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) are now 21,376.

Victoria Cooper

Senior Company Secretarial Assistant

26 September 2014

RNS Number : 9196S

Diageo PLC

29 September 2014

29 September 2014

Diageo plc

Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Bank of America Merrill Lynch 341,232 ordinary shares at a price of 1760.7919 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 341,232 from 1st July 2014 to today's date.

Following the above purchase, the Company holds 239,620,578 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,514,627,789.

This information is provided by RNS

The company news service from the London Stock Exchange

END

POSQKLFLZKFLBBZ

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,248,367 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 239,553,352 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,514,695,015 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

V Cooper

Senior Company Secretarial Assistant

30 September 2014

RNS Number : 0742T

Diageo PLC

30 September 2014

30 September 2014

Diageo plc

Transaction in Own Shares

Diageo plc ('the Company') announces that it has today purchased through Bank of America Merrill Lynch 1,060,000 ordinary shares at a price of 1776.5143 pence per share. The purchased shares will be held in treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans.

The total number of shares purchased to be held in Treasury for the purpose of satisfying options grants and share awards made under the Company's employee share plans is 1,401,232 from 1st July 2014 to today's date.

Following the above purchase, the Company holds 240,613,352 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 2,513,635,015.

This information is provided by RNS

The company news service from the London Stock Exchange

END

POSQBLFXZKFFBBE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 9 October 2014	By: /s/ V Cooper
Name: V Cooper
Title: Senior Company Secretarial Assistant